Glen Ceremony
Chief Financial Officer
Travelzoo Inc.
590 Madison Avenue, 37th Floor
New York, NY 10022

Via EDGAR

November 16, 2011

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
United States Securities Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-7410

Re: Travelzoo Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
File No. 000-50171
Comment Letter dated November 3, 2011

Dear Mr. Gilmore:

We have received the further comment letter referred to above.  The letter requested a response by November 17, ten business days after the date of the letter.  We are in the process of preparing our response.

Following up on my telephone discussion with Joyce Sweeney of the Commission staff, Travelzoo Inc. requests an extension of time to respond to the comment letter to December 7, 2011.

If you require any additional information, please contact me at (650) 943-2409 or by email  to gceremony@travelzoo.com.

Sincerely,

/s/ Glen Ceremony

Glen Ceremony
Chief Financial Officer

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